FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Report of IR Events and Presentations(KRX)
2.	Report of IR Events and Presentations(SF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 24, 2007	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Report of IR Events and Presentations

1.Venue		Opening Date		Time
		From	To	From	To
		05/30/2007	05/30/2007	09:00 (Singapore)	18:00 (Singapore)
		06/01/2007	06/01/2007	09:00 (Hong Kong)	18:00 (Hong Kong)
		06/06/2007	06/06/2007	09:00 (New York)	18:00 (New York)
2. Place		Singapore, Hong Kong, New York
3. Participant		Asia and US institutional investors and analysts
4. Purpose		Participation in overseas IR conference organized by Korea Exchange
5. Method		One-on-One Meetings, Small Group Meetings
6. Major Contents		Company and product introduction / business outlook
7. Sponsor		Korea Exchange, Credit Suisse (Singapore), Morgan Stanley (Hong Kong), Samsung Securities (New York)
8. Opening Decision Date		05/25/2007
9. Person in charge of IR	Department Name	Investor Relations
	Contact Number	82-2-3498-6818
	Fax Number	82-2-2057-2568
10. IR Material Publication	Publication Place	Company website (www.webzen.com)

Item 2

Report of IR Events and Presentations

1.Venue		Opening Date		Time
		From	To	From	To
		06/08/2007	06/08/2007	09:00 (San Francisco)	18:00 (San Francisco)
2. Place		San Francisco
3. Participant		US institutional investors and analysts
4. Purpose		Overseas IR
5. Method		One-on-One Meetings, Small Group Meetings
6. Major Contents		Company and product introduction / business outlook
7. Sponsor		Webzen Inc.
8. Opening Decision Date		05/25/2007
9. Person in charge of IR	Department Name	Investor Relations
	Contact Number	82-2-3498-6818
	Fax Number	82-2-2057-2568
10. IR Material Publication	Publication Place	Company website (www.webzen.com)